Mail Stop 4561

December 17, 2008

Michael Brennan, President
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92763

> **Re:** **Micro Imaging Technology, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed December 9, 2008**
> **File No. 000-16416**

Dear Mr. Brennan:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (310) 312-6680
Christopher Dieterich, Esq.
Law Offices of Dieterich & Mazarei